Filed Pursuant to 424(b)(3)
                                                     Registration No. 333-152391

           PROSPECTUS SUPPLEMENT TO CAMPELLO BANCORP, INC. PROSPECTUS
                            DATED SEPTEMBER 11, 2008

                             Campello Bancorp, Inc.

                (Proposed Holding Company for The Community Bank,
                       A Massachusetts Co-operative Bank)

     This supplements the prospectus of Campello  Bancorp,  Inc. dated September
11,  2008.  This  prospectus   supplement  should  be  read  together  with  the
prospectus.

     The subscription offering expired on October 15, 2008. We are extending the community offering and increasing maximum purchase limitations. All orders that were submitted in the subscription and community offerings will be maintained, with interest continuing to accrue on subscribers' funds.

     To facilitate the sale of shares of Campello Bancorp, Inc. common stock, as contemplated by our plan of conversion and reorganization, we are extending the community offering until October 30, 2008.

     We also are increasing the number of shares that you may purchase in the offering.

     o The individual purchase limitation of 30,000 shares ($300,000) has been increased to 85,000 shares ($850,000) in all categories of the offering, combined.

     o The purchase limitation for persons and their associates, or with persons acting in concert, has o been increased from 40,000 shares ($400,000) to 85,000 shares ($850,000) in all categories of the offering, combined.

     All shares will be sold in the offering at the $10.00 offering price per share, as stated in the prospectus.

     During the extended community offering, orders to purchase common stock may be placed by any person who received offering materials during the original subscription and community offering period, whether or not such person submitted an order by October 15, 2008. Additionally, other members of the public may request offering materials to purchase shares of common stock by contacting the Stock Information Center at the number shown below.

     If you previously submitted an order or orders in the subscription or community offerings for 30,000 shares ($300,000), or if you and persons deemed to be your associates or acting in concert with you, submitted orders for 40,000 shares ($400,000), you may increase your aggregate subscription by submitting one or more additional stock order forms, with full payment for the additional shares ordered. Your existing stock order(s) will be maintained, with interest continuing to accrue on your funds, whether or not you submit a new stock order.

     Stock order forms, plus full payment, must be received (not postmarked) by 12:00 Noon, Massachusetts Time, on October 30, 2008. Payment for shares ordered must be by bank check, money order or personal check or by authorization of withdrawal from your deposit account(s) at The Community Bank. Stock order forms and payment may be delivered by mail or overnight delivery, as described on the stock order form. Delivery by hand may only be made to the Stock Information Center, which is located at the main office of The Community Bank, A Massachusetts Co-operative Bank, in Brockton, Massachusetts. For assistance, please contact the Stock Information Center at 1-(866) 936-6150, Monday through Friday between 10:00 a.m. and 4:00 p.m., Massachusetts time.

     The opportunity to purchase shares of common stock in the community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the completion of the offering.

     These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, or by the Share Insurance Fund. None of the Securities and Exchange Commission, the Massachusetts Commissioner of Banks, the Co-operative Central Bank, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

                                  ------------
                                 Stifel Nicolaus
                                  ------------

           The date of this prospectus supplement is October 17, 2008